Ms Brittany Ebbertt United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	Gustav Mahlerlaan 350 1082 ME Amsterdam Mailing address: P.O. Box 12925 (IPC 16.A.50) 1100 AX Amsterdam The Netherlands

November 2, 2011

Re: RBS Holdings N.V.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed April 5, 2011
File No. 001-14624

Dear Ms Ebbertt,

Thank you for your letter dated August 29, 2011, which unfortunately only reached us by e-mail on November 1, 2011. We have no records of receiving your letter by post or e-mail previously.

We are carefully considering your comments as a matter of urgency and will provide you with our response by November 25, 2011.

Yours sincerely,

/s/ Pieter van der Harst

Pieter van der Harst
Chief Financial Officer
RBS Holdings N.V.